SC TO-C

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Subject Company (issuer))

                          GENERAL DYNAMICS CORPORATION
                          GRAIL ACQUISITION CORPORATION
                       (Name of Filing Persons (offeror))

                     Common Stock, Par Value $0.01 Per Share
                          (including associated rights)
                         (Title of Class of Securities)

                                    652228107
                      (CUSIP Number of Class of Securities)


                                 David A. Savner
                    Senior Vice President and General Counsel
                          General Dynamics Corporation
                            3190 Fairview Park Drive
                        Falls Church, Virginia 22042-4523
                                 (703) 876-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                            Charles J. McCarthy, Esq.
                               Jenner & Block, LLC
                                  One IBM Plaza
                             Chicago, Illinois 60611
                                 (312) 222-9350

                            CALCULATION OF FILING FEE

  ======================================================================
     Transaction Valuation*                      Amount of Filing Fee
  ----------------------------------------------------------------------
         Not applicable.                            Not applicable.
  ======================================================================

  *Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ] Check the appropriate boxes to designate any transactions to which this statement relates:

[X] third party tender offer subject to Rule 14d-1           [ ] going-private transaction subject to Rule 13e-3
[ ] issuer tender offer subject to Rule 13e-4                [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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        General Dynamics Corporation ("General Dynamics") and Newport News
Shipbuilding Inc. ("Newport News") jointly announced on April 25, 2001 that they have signed a definitive agreement and plan of merger under which General Dynamics will acquire Newport News. The acquisition is to be accomplished through a cash tender offer followed by a merger.

        The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News. At the time the tender offer is commenced, General Dynamics will file a Tender Offer Statement and Newport News will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Newport News, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

        Attached is a copy of the Joint Press Release issued by General Dynamics and Newport News on April 25, 2001.


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GENERAL DYNAMICS
3190 Fairview Park Drive                   Contact: Norine Lyons
Falls Church, VA 22042                       703 876-3190
                                             Nlyons@generaldynamics.com

NEWPORT NEWS SHIPBUILDING
4101 Washington Ave.                       Contact:  Jerri Fuller Dickseski
Newport News, VA 23607                       757 380-2341
                                             Dickseski_jf@nns.com



NEWS RELEASE                                                      April 25, 2001



GENERAL DYNAMICS TO ACQUIRE
NEWPORT NEWS SHIPBUILDING

FALLS CHURCH, VA. - General Dynamics (NYSE: GD) announced today that it has signed a definitive agreement to acquire Newport News Shipbuilding (NYSE: NNS). The acquisition, approved by the boards of directors of both companies, is to be accomplished through a cash tender offer for all of Newport News Shipbuilding's publicly held outstanding shares at a price of $67.50 per share. The transaction is valued at approximately $2.6 billion, which includes the assumption of approximately $500 million of Newport News Shipbuilding debt. The tender offer will begin within seven business days. The acquisition, subject to the tendering of a majority of the Newport News Shipbuilding shares as well as regulatory review, is expected to close in the third quarter of 2001.

Following the completion of the tender offer and necessary approvals, General Dynamics intends to consummate a second-step merger in which all of the remaining Newport News Shipbuilding shareholders receive the same price paid in the tender offer.

"Newport News is a solid, well-run company with sustainable revenues and earnings and strong cash flow. Our offer reflects its inherent worth, offers Newport News shareholders an attractive premium, and provides a wonderful opportunity to save significant amounts of money for the U.S. Navy while retaining both nuclear shipyards, " said Nicholas D. Chabraja, General Dynamics chairman and CEO.

                                     (more)


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William P. Fricks, chairman and CEO of Newport News Shipbuilding, said, "This acquisition will provide Newport News shareholders an attractive price, and our employees will benefit from being part of a larger, more diverse company. It will enhance job security, and provide more career choices in a wider enterprise. Today, Newport News is the nation's sole supplier of aircraft carriers, and we're teamed with Electric Boat on the Navy's only new submarine program. Combining our companies will provide our customers with significant cost savings to support the nation's need to build more nuclear ships."

Chabraja and Fricks will meet with financial analysts and investors to discuss the acquisition on Wednesday, April 25, at 9:00 a.m. EDT at the New York Palace Hotel, 455 Madison Avenue, NY, NY. The conference will be simulcast on the World Wide Web at www.generaldynamics.com, and at www.nns.com; a rebroadcast of the conference will be on those websites by 1:00 p.m. EDT. A replay of the conference will also be available at 1:00 p.m. by calling 877-519-4471 (domestic) or 973-341-3080 (international); the passcode is 2555408.

Newport News Shipbuilding, headquartered in Newport News, Virginia, designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs approximately 17,000 employees and had 2000 revenues of $2.07 billion, and net income of $90 million. More information about the company can be found at www.nns.com.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 46,000 people worldwide and anticipates 2001 sales of approximately $11.5 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems. More information about the company can be found on the World Wide Web at www.generaldynamics.com.

Any "forward-looking statements" contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "plans," "believes," "scheduled," "estimates," variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, production and deliveries, cash flows, contract awards and backlog stability. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors,


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                                     (more)

including, without limitation: the company's successful execution of internal performance plans; changing priorities or reductions in the U.S. government defense budget; termination of government contracts due to unilateral government action; changing customer demand or preferences; changes from the company's expectations with respect to its customers' exercise of business aircraft options; performance issues with key suppliers and subcontractors; the status or outcome of legal and/or regulatory proceedings; the status or outcome of labor negotiations; and the timing and occurrence (or non-occurrence) of circumstances beyond the company's control.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. At the time the offer is commenced, General Dynamics will file a Tender Offer Statement with the SEC and Newport News will file a Solicitation/Recommendation Statement with respect to the offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Newport News, at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

                                     (-30-)

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                                 NOTE TO EDITORS

General Dynamics Chairman and CEO Nicholas D. Chabraja and Newport News Shipbuilding Chairman and CEO William P. Fricks will be available to the media to discuss General Dynamics' planned acquisition of Newport News Shipbuilding.

MEDIA AVAILABILITY
WHERE:  Ritz-Carlton Pentagon City - PLAZA C, 2nd floor
        1250 South Hayes Street
        Arlington, VA 22202
        703 415-5000
WHEN:   2:00 p.m. EDT, Wednesday, April 25, 2001

ANALYST AND SHAREHOLDER CONFERENCE
The media are also invited to listen to Chabraja and Fricks at the analyst and shareholder conference to be held at 9:00 am EDT on Wednesday, April 25, 2001. To listen to the conference, call 877-691-0877 (domestic) or 973-628-6885 from outside the U.S.

The conference will also be simulcast on the World Wide Web at www.generaldynamics.com, and at www.nns.com; a rebroadcast of the conference will be on those websites by 1:00 p.m. EDT. A replay of the conference will also be available at 1:00 p.m. by calling 877-519-4471 (domestic) or 973-341-3080 (international); the passcode is 2555408.


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